October 4, 2005
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Neil Miller, Esq.

Re:	Symantec Corporation
Registration Statement on Form S-3 Filed August 30, 2005
File No. 333-127958 (the “TeleBackup Form S-3”) and
Registration Statement on Form S-3 Filed August 30, 2005
File No. 333-127959 (the “Assumed Options Form S-3”)
Client-Matter No. 12290-00500
Dear Ladies and Gentlemen:
Symantec Corporation (“Symantec” or “we”) is responding to the comment letter of September 26, 2005 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statements on Form S-3 filed August 30, 2005. To facilitate your review, we have restated below the Staff’s comments in bold type (using the same numbering as contained in the comment letter), followed by Symantec’s responses to each comment.
Registration Statements on Form S-3
1.	We note that you have two pending confidential treatment requests (control numbers 16816 and 17182). As you know, we issued a comment letter regarding these confidential treatment requests on September 23, 2005. Please be advised that we will not be in position to declare your registration statements effective until our review of these confidential treatment requests has been completed.
Response:
We note the Staff’s comment and supplementally advise the Staff that a response to the September 23, 2005 comment letter regarding the pending confidential treatment requests has been submitted. Such response makes the change requested by the Commission in such comment letter.

Neil Miller
October 4, 2005

2.	Please expand the disclosure on the cover page of your prospectuses to provide information regarding each of the other pending offerings, including the number of shares being offered under each of the other registration statements.
Response:
In response to the Staff’s comment, we have amended the cover page of each of the TeleBackup Form S-3 and the Assumed Options Form S-3 to provide the requested information regarding the pending offering covered by the other Form S-3.
3.	We note that you filed a Form 8-K on September 12, 2005 and a Form 8-K/A on September 16, 2005. Please revise this section of each of your registration statements to reflect these additional filings and ensure that this section is updated to reflect all future filings that are required to be incorporated by reference and are made prior to effectiveness. See H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.
Response:
In response to the Staff’s comment, we have amended this section of the TeleBackup Form S-3 and the Assumed Options Form S-3 to include specific references to the filing of our Forms 8-K filed on September 7, 2005, September 12, 2005, September 16, 2005 and September 30, 2005. This section of the final prospectuses to be filed pursuant to Rule 424(b)(3) under the Securities Act after the Commission declares the foregoing Form S-3s effective will contain specific references to any additional filings under the Exchange Act filed by us prior to the date of such final prospectuses required by Form S-3 to be referenced in such section.
          Thank you for your assistance throughout the review process. If you have any questions or comments regarding these matters, please contact Ed Malysz, Vice President, Corporate Legal Services, of Symantec (telephone: (408) 517-5922; telecopy: (408) 527-1583) or Daniel Winnike of Fenwick & West LLP (telephone: (650) 335-7657; telecopy: (650) 938-5200).

Sincerely yours,
/s/ Arthur F. Courville

Arthur F. Courville Senior Vice President, Corporate Legal Affairs and Secretary